Exhibit 99.1

Akanda Corp. Announces Receipt of NASDAQ Noncompliance Letter

TORONTO, ON May 22, 2026 — Akanda Corp. (NASDAQ: AKAN) (the “Company” or “Akanda”), today announced that the Company is not in compliance with the periodic filing requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) as a result of its failure to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 with the Securities and Exchange Commission by the required due date.

The Company intends to file the Form 20-F as soon as practicable.

The Company is required to submit a plan, by July 19, 2026, which outlines the steps the Company expects to take to regain compliance. If Nasdaq accepts the Company’s plan, Nasdaq can grant an exception of up to 180 calendar days from the due date of the Form 20-F, or until November 16, 2026, to regain compliance. However, there can be no assurance that Nasdaq will accept the Company’s plan to regain compliance or that the Company will be able to regain compliance within any extension period granted by Nasdaq.

The Nasdaq Notice has no immediate effect on the listing or trading of the Company’s common shares, though Nasdaq makes available to investors a list of non-compliant companies, which will include Akanda beginning on approximately May 28, 2026. As part of this process, an indicator reflecting the Company’s non-compliance will be broadcast over Nasdaq’s market data dissemination network and will also be made available to third party market data providers. If the Company fails to timely regain compliance, the Company’s common shares will be subject to delisting from Nasdaq.

—Ends—

For further information contact:

AKANDA CORP. GENERAL ENQUIRIES

E: ir@akandacorp.com

About Akanda Corp.

Akanda Corp., through its cannabis subsidiary with operations in Canada, is seeking to cultivate and distribute high-quality cannabis and wellness products that improve lives. Its mission is to provide safe, reliable, and accessible cannabis products to consumers worldwide while promoting sustainable business practices.

First Towers & Fiber Corp., a wholly-owned subsidiary of Akanda Corp., is focused on tower development and operating its 700+km fiber optic network in the attractive wireless market of Mexico, with an intention to expand to other Latin American countries.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example, the Company’s ability to regain compliance with applicable Nasdaq standards or comply with the continued listing standards of Nasdaq even if the Company regains compliance. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industries in which Akanda and its subsidiaries operate; the risk that Akanda and its current and future collaborators are unable to successfully develop and commercialize Akanda’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plans, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that Akanda is unable to secure or protect its intellectual property; the possibility that Akanda may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in Akanda’s filings from time to time with the Securities and Exchange Commission.